UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

ALLIANCEBERNSTEIN L.P.

(f/k/a Alliance Capital Management L.P.)

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Anders Malmström

Senior Executive Vice President and Chief Financial Officer

AXA Financial, Inc.

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

George Stansfield, General Counsel

AXA, 25, avenue Matignon

75008 Paris, France

011-331-40-75-57-00

July 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA 98-0342809
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances I.A.R.D. Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances Vie Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA America Holdings, Inc. 90-0226248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,187,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Financial, Inc. 13-3623351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,027,163 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 120,027,163 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,027,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Financial Services, LLC 52-2197822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,994,405 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Life Insurance Company 13-5570651
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ACMC, LLC 13-2677213
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,406,933 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 74,406,933 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA AMERICA CORPORATE SOLUTIONS, INC. 36-3044045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS COLISEUM REINSURANCE COMPANY 36-2994662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,160,000 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,160,000 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company of America 86-0222062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,587,472 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,587,472 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,472 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA-IM HOLDING U.S. INC. 68-0461436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,934,582 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 41,934,582 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,934,582 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

This Amendment No. 13 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016 and Amendment No. 12 to the Schedule 13D filed on May 1, 2017 (“Amendment No. 12”), each of which was filed by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France (through Amendment No. 3), (iii) the Mutuelles AXA (as herein defined), (iv) the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the “Original Voting Trust Agreement”) and currently governed by a Second Amended and Restated Voting Trust Agreement dated as of April 29, 2011, by and among AXA, Mark Pearson (President and Chief Executive Officer of AXF and a member of the Executive Committee of AXA) and Denis Duverne (Chairman of the Board of AXA), as Trustees (the “Amended Voting Trust Agreement” and, together with the Original Voting Trust Agreement, the “Voting Trust Agreement”)), (through Amendment No. 12), (v) AXA Financial, Inc., a Delaware corporation (“AXF”), (vi) AXA Equitable Financial Services, LLC (formerly known as AXA Client Solutions, LLC and AXA Financial Services LLC), a Delaware limited liability company whose sole member is AXF, (vii) AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company, (viii) Equitable Holdings, LLC, a New York limited liability company whose sole member is AXA Equitable (through Amendment No. 5), (ix) ACMC, LLC, a Delaware limited liability company whose sole member is AXA Equitable (“ACMC”), and (x) ECMC, LLC, a Delaware limited liability company (through Amendment No. 5), which Schedule 13D relates to the units of limited partnership interest (“AB Capital Units”) of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership (“AllianceBernstein”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

This statement is being filed by (i) AXA, (ii) the Mutuelles AXA, (iii) AXA America Holdings, Inc., a Delaware corporation (“AXA America”), (iv) AXF, (v) AXFS, (vi) AXA Equitable, (vii) ACMC, (viii) AXA America Corporate Solutions, Inc., a Delaware corporation, which is a wholly owned subsidiary of AXA America (“AACS”), (ix) Coliseum Reinsurance Company, a Delaware corporation, which is a wholly owned subsidiary of AACS (“Coliseum”), (x) MONY Life Insurance Company of America, an Arizona stock life insurance company, which is a wholly owned subsidiary of AXFS (“MLOA”), and (xi) AXA-IM Holding U.S. Inc., a Delaware corporation, which is a 96.23% indirectly owned subsidiary of AXA (“AXA-IM Holding”). AXA, the Mutuelles AXA, AXA America, AXF, AXFS, AXA Equitable, ACMC, AACS, Coliseum, MLOA, and AXA-IM Holding are hereinafter collectively referred to as the “Reporting Persons.”

AXA. AXA is a holding company for an international group of insurance and related financial service companies, including each of the Reporting Persons. The address of AXA’s principal business and office is 25, avenue Matignon, 75008 Paris, France. As of December 31, 2016, the Mutuelles AXA, directly beneficially owned 14.13% of AXA’s ordinary shares (representing 23.93% of the voting power). In addition, as of December 31, 2016, 0.02% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

Finaxa. Finaxa was a holding company, which was majority owned by the Mutuelles AXA. Finaxa was merged into AXA as of December 16, 2005.

The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA were not able to exercise control over AXF and certain of its insurance subsidiaries, AXA had agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF. On June 30, 2017, the Voting Trust was dissolved.

The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA’s principal place of business and office is 313 Terrasses de l’Arche, 92727 Naterre Cedex, France.

AXA America and Subsidiaries. AXA America is a holding company for a group of insurance and related financial service companies, including (i) AXF and its subsidiaries and (ii) AACS and its wholly owned subsidiary, Coliseum. The address of AXA America’s principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104. The address of each of AACS’ and Coliseum’s principal place of business and office is 17 State Street, New York, New York 10004.

AXF and Subsidiaries. AXF is a holding company. As of December 31, 2016, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable and MLOA, each an indirect wholly owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns (i) AXA Equitable, which in turn wholly owns ACMC, and (ii) MLOA. ACMC, AXFS and AXF are holding companies. The address of the principal place of business and office of AXF, AXFS, AXA Equitable and ACMC is 1290 Avenue of the Americas, New York, New York 10104 and of MLOA is 525 Washington Boulevard, Jersey City, New Jersey 07310.

AXA-IM Rose Inc. AXA-IM Rose Inc. (“AXA-IM Rose”) was merged into AXA-IM Holding as of January 1, 2016.

AXA-IM Holding. AXA-IM Holding is a holding company for a group of asset management companies. The address of AXA-IM Holding’s principal place of business and office is 100 West Putnam Avenue, Greenwich, Connecticut 06830.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 11 through 22 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 11 through 22 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

AXA America will use available cash to purchase the Units described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof.

AXA Unit Purchase Agreement with Mr. Kraus

On April 30, 2017, AXA America entered into a unit purchase agreement (the “Unit Purchase Agreement”) with Peter S. Kraus covering all of the Units beneficially owned by Mr. Kraus. Pursuant to the Unit Purchase Agreement, AXA America agreed, inter alia, to purchase from Mr. Kraus and Mr. Kraus agreed to sell to AXA America, on September 1, 2017 (the “Transaction Date”), 1,071,181 Units owned by Mr. Kraus as of the close of business on April 28, 2017. As of the date of this filing, AXA America is obligated under the Unit Purchase Agreement to acquire 1,071,181 Units beneficially owned by Peter S. Krause within 60 days of the Transaction Date, or July 3, 2017. Such Units are to be purchased by AXA America in accordance with the Unit Purchase Agreement on September 1, 2017 at a purchase price of $22.90 per Unit. As to the other Units beneficially owned by Mr. Kraus, AXA America and Mr. Kraus have agreed to call and put options, respectively, at specified future market prices if the Units are trading within a specified trading price range, and Mr. Kraus has granted AXA America a right of first refusal on future sales of such Units by Mr. Kraus if the market price of such Units is outside of such specified trading price range, in each case as further described in the Unit Purchase Agreement. A copy of the Unit Purchase Agreement is attached to this report as Exhibit 10 and is incorporated herein by reference.

Dissolution of Voting Trust and Termination of Voting Trust Agreement

On June 30, 2017, the Voting Trust established pursuant to the Voting Trust Agreement was dissolved, and the Voting Trust Agreement was terminated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

(a) & (b) At the close of business on July 3, 2017 and immediately following the transactions described in Item 4 above, AXA America beneficially owned directly 1,071,181 Units representing approximately 1.1% of the Units outstanding and did not beneficially own directly any AB Capital Units; AXF did not beneficially own directly any Units and beneficially owned directly 43,032,758 AB Capital Units representing approximately 16.0% of the AB Capital Units outstanding; AXA Equitable did not beneficially own directly any Units or AB Capital Units; ACMC beneficially owned directly 1,444,356 Units representing approximately 1.5% of the Units outstanding and 74,406,933 AB Capital Units representing approximately 27.7% of the AB Capital Units outstanding; AACS did not beneficially own directly any Units or AB Capital Units; Coliseum did not beneficially own directly any Units and beneficially owned directly 8,160,000 AB Capital Units representing approximately 3.0% of the AB Capital Units outstanding; MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 1.0% of the AB Capital Units outstanding; and AXA-IM Holding did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.6% of the AB Capital Units outstanding. AXA America, ACMC, AXF, AACS, Coliseum, MLOA and AXA-IM Holding have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in AXF, AXFS, ACMC, AXA Equitable, MLOA and Coliseum, AXA America may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC which, together with the 1,071,181 Units owned directly by AXA America, represent approximately 2.6% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC, the 43,032,758 AB Capital Units owned directly by AXF, the 8,160,000 AB Capital Units owned directly by Coliseum and the 2,587,472 AB Capital Units owned directly by MLOA, which collectively represent approximately 47.7% of the AB Capital Units outstanding. By reason of its ownership interest in AXFS, ACMC and MLOA, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC representing approximately 1.5% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC and the 2,587,472 AB Capital Units owned directly by MLOA, which, together with the 43,032,758 AB Capital Units owned directly by AXF, represent approximately 44.6% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.5% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC representing 27.7% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable and MLOA, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.5% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC, and the 2,587,472 AB Capital Units owned directly by MLOA which collectively represent approximately 28.6% of the AB Capital Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

AXA, by reason of its indirect ownership of 100% of the outstanding shares of common stock of AXA America and its indirect ownership of 96.23% of the outstanding shares of common stock of AXA-IM Holding, may be deemed to beneficially own all of the Units and AB Capital Units owned directly and indirectly by AXA America and AXA-IM Holding. In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA and the Mutuelles AXA expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

Other than as described in Item 4 above, none of the Reporting Persons owns any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days.

To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons listed in Exhibits 11 through 22 hereto own any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days.

(c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Capital Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 11 through 22 hereto.

ITEM 7. Material to be Filed as Exhibits

Exhibit 1	Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 to the Schedule 13D filed with the Securities and Exchange Commission on August 4, 1992)

Exhibit 2	Second Amended and Restated Voting Trust Agreement, dated as of April 29, 2011 (incorporated by reference to Exhibit 9 filed with Amendment No. 17 to the AllianceBernstein Holding L.P. (“AB Holding”) Schedule 13D)

Exhibit 3	Power of Attorney with respect to AXA (incorporated by reference to Exhibit 13 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 4	Power of Attorney with respect to AXA Assurances I.A.R.D. Mutuelle (incorporated by reference to Exhibit 14 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 5	Power of Attorney with respect to AXA Assurances VIE Mutuelle (incorporated by reference to Exhibit 15 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 6	Power of Attorney with respect to AXA America Holdings, Inc. (incorporated by reference to Exhibit 16 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 7	Power of Attorney with respect to AXA America Corporate Solutions, Inc. (incorporated by reference to Exhibit 22 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 8	Power of Attorney with respect to Coliseum Reinsurance Company (incorporated by reference to Exhibit 23 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 9	Power of Attorney with respect to AXA-IM Holding U.S. Inc. (incorporated by reference to Exhibit 24 filed with Amendment No. 19 to the AB Holding Schedule 13D)

Exhibit 10	Unit Purchase Agreement between Peter S. Kraus and AXA America Holdings, Inc. (incorporated by reference to Exhibit 10.4 to AllianceBernstein L.P.’s Current Report on Form 8-K filed on May 1, 2017)

Exhibit 11	Information with respect to the Executive Officers and Directors of AXA (incorporated by reference to Exhibit 11 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 12	Information with respect to the Executive Officers and Directors of AXA Assurances I.A.R.D. Mutuelle (incorporated by reference to Exhibit 12 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 13	Information with respect to the Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle’s Conseil d’Administration (incorporated by reference to Exhibit 13 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 14	Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Equitable Financial Services, LLC) (incorporated by reference to Exhibit 14 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 15	Information with respect to the Executive Officers and Directors of AXA Equitable Financial Services, LLC (incorporated by reference to Exhibit 15 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 16	Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company (incorporated by reference to Exhibit 16 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 17	Information with respect to the Executive Officers and Directors of ACMC, LLC (incorporated by reference to Exhibit 17 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 18	Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America (incorporated by reference to Exhibit 18 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 19	Information with respect to the Executive Officers and Directors of AXA America Holdings, Inc. (incorporated by reference to Exhibit 19 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 20	Information with respect to the Executive Officers and Directors of AXA America Corporate Solutions, Inc. (incorporated by reference to Exhibit 20 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 21	Information with respect to the Executive Officers and Directors of Coliseum Reinsurance Company (incorporated by reference to Exhibit 21 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

Exhibit 22	Information with respect to the Executive Officers and Directors of AXA-IM Holding U.S. Inc. (incorporated by reference to Exhibit 22 filed with Amendment No. 21 to the AB Holding Schedule 13D filed on July 3, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2017

AXA

AXA ASSURANCES I.A.R.D. MUTUELLE

AXA ASSURANCES VIE MUTUELLE

AXA AMERICA CORPORATE SOLUTIONS, INC.

COLISEUM REINSURANCE COMPANY

AXA-IM HOLDING U.S. INC.
By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2017

AXA AMERICA HOLDINGS, INC.
By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2017

AXA FINANCIAL, INC.
By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2017

AXA EQUITABLE FINANCIAL SERVICES, LLC
By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2017

AXA EQUITABLE LIFE INSURANCE COMPANY
By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2017

ACMC, LLC
By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Chairman, President and Chief Executive Officer

[Signature Page – AllianceBernstein L.P. 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2017

MONY LIFE INSURANCE COMPANY OF AMERICA
By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer

[Signature Page – AllianceBernstein L.P. 13D]